

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH

SEC FILE NUMBER
8-27639

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **10/1/13**   AND ENDING   **9/30/14** ✗

                                             mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Securities, Incorporated**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

30 Liberty Ship Way #3200
(No. and Street)

Sausalito   **CA**   **94965-3327**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph F. Helmer   **415-962-2526**
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek,**   **California**   **94596**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Joseph F. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Securities, Incorporated**, as of **September 30, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

MARTIN KONOPASKI
COMM. # 2061582
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2018

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caldwell Securities, Incorporated
(SEC ID No. 8-27639)

Annual Audit Report

September 30, 2014

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

Caldwell Securities, Incorporated
(SEC ID No. 8-27639)

Annual Audit Report

September 30, 2014

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Caldwell Securities, Incorporated

September 30, 2014

Table of Contents

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Caldwell Securities, Incorporated

We have audited the accompanying statement of financial condition of Caldwell Securities, Incorporated (the "Company") (a California corporation) as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Caldwell Securities, Incorporated as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Walnut Creek, California
November 20, 2014

1

Caldwell Securities, Incorporated

Statement of Financial Condition

September 30, 2014

Assets		
Cash and cash equivalents	$	108,361
Due from clearing broker		31,179
Accounts receivable		24,765
Prepaid expenses and other assets		20,234
Secured demand notes		620,000
Property and equipment, net of $54,356 accumulated depreciation		47,104
Goodwill		155,543
Total Assets	$	1,007,186

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	9,825
Accrued compensation		18,485
Accrued commissions		40,606
Subordinated loan interest payable		5,367
Wellington Securities interest payable		1,175
Income taxes payable		17,946
Note payable		24,414
Contingent consideration Wellington Securities		151,744
		269,562
Subordinated borrowings		620,000
Stockholders' Equity		
Common stock (no par value;10,000 shares authorized;		
100 shares issued and outstanding)		1,000
Additional paid in capital		5,000
Retained earnings		111,624
Total Stockholders' Equity		117,624
Total Liabilities and Stockholders' Equity	$	1,007,186

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2014

1. **Organization**

   Caldwell Securities, Incorporated (the "Company") was incorporated on February 16, 1982, and began operations on June 1, 1982. The Company is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush")The Company's primary source of revenue is providing fee-based investment advisory services to customers in northern California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

   Accounts Receivable
   The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

   Property and Equipment
   Property and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years.

   Investment Advisory Fees
   Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

   Investment Banking Fees
   Investment banking revenues are earned from providing placement services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

   Commissions and Related Fees
   In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with Wedbush who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2014

2. **Significant Accounting Policies Continued**

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   Income Taxes
   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. **Income Taxes**

   The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010 and 2009, respectively. Income taxes payable shown in the accompanying statement of financial condition consists of current federal and California taxes of $10,987 and $6,960 respectively, which was payable at September 30, 2014. Deferred tax assets and liabilities of the Company are mainly due to federal and state depreciation and amortization, interest and net operating loss carry forward differences that were not significant at September 30, 2014.

   The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

4. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2014, the Company's net capital was $490,289 which exceeded the requirement by $472,318.

5. **Property and Equipment**

   Property and equipment consist of the following:

Automobile	$ 70,497
Computers and equipment	30,963
Total cost	101,460
Total accumulated depreciation	(54,356)
Net property and equipment	47,104

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2014

6. **Postretirement Plan**

   The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages or a Roth contribution with after tax wages.

7. **Note payable**

   On November 29, 2013 the Company obtained a note for $28,969. The note bears interest at a rate of 2.9% per annum and requires monthly payments of $519. The note matures on December 13, 2018 and is secured by the asset. As of September 30, 2014, the note had a balance of $24,414. Interest expense for the year ended September 30, 2014 was $651.

   The following is a summary of principal maturities of debt during the next five years:

2015	$	5,583
2016		5,747
2017		5,916
2018		6,090
2019		1,078
	$	24,414

8. **Related Party Transactions**

   Subordinated Borrowings
   The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the Financial Industry Regulatory Authority ("FINRA") in 2014. The note expires on September 30, 2023, and is secured by a security with a market value of $446,861 at September 30, 2014. On January 30, 2014, the note was amended to bear interest at rate of 10% payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest payable as of September 30, 2014 on this subordinated borrowing was $1,200.

   The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the FINRA in 2012. The note expires on September 30, 2016, and is secured by securities with a total market value of $1,408,164 at September 30, 2014. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest payable as of September 30, 2014 on this subordinated borrowing was $4,167.

5

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2014

9. **Commitments**

   Acquisition of Wellington Securities
   On October 2, 2012, the Company entered into an asset purchase agreement with Wellington Securities, Inc. ("Wellington") whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Contingent consideration was estimated at fair value of $151,744 at September 30, 2014 using a discounted cash flow analysis. Accrued interest was $1,175 at September 30, 2014. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2014.

   Buy-Sell and Guardian Agreement
   The Company entered into an agreement to purchase substantially all of the assets of and provide financial services for the clients of a registered investment advisor's (the "Advisor") financial services business under certain mandatory purchase and guardian obligations. In the event of death or disability of the Advisor, the Company is obligated to purchase substantially all of the assets of the financial services business based on an earn-out arrangement. In the event of temporary disability, injury or illness of the Advisor, the Company is obligated to provide financial services, planning and advice on a temporary basis, for a period not to exceed six months in one calendar year. The agreement will terminate on the earliest of July 22, 2020, the transfer of assets to a party other than the Company, written agreement, or breach of contract as defined.

10. **Fair Value Measurements**

    The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2014

10. Fair Value Measurements Continued

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Goodwill and the contingent consideration liability are valued primarily using a discounted cash flow model that incorporates assumptions for revenue growth rates, which represents management's best estimate of current and forecasted market conditions.

The table below presents the amounts of assets and liabilities measured at fair value on a nonrecurring basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Liabilities at fair value:				
Contingent consideration				
Wellington	$ -	$ -	$ 151,744	$ 151,744

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Subsequent Events

The Company has evaluated subsequent events through November 20, 2014, the date which the financial statements were available to be issued.